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                                                              Exhibit 20.01

[LOGO] IKOS-Registered Trademark-
       SYSTEMS                                                        NEWS
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                                    R     E     L     E     A    S     E
IKOS Systems, Inc.
19050 Pruneridge Avenue
Cupertino, CA 95014
Phone (408) 255-4567
FAX (408) 366-8699

Editorial Contacts:

IKOS Systems, Inc.         Zycad Corporation     Investor Relations Contacts
Larry Melling              Stephen Flory         ---------------------------
Vice President, Marketing  Vice President        Morgan-Walke Associates
Tel. (408) 255-4567           Finance & CFO      Doug Sherk/Lisa Laukkanen
Fax (408) 366-8698         Tel. (510) 623-4400   Tel. (415) 296-7383
                                                 Josh Passman/David Sasso
                                                 Tel. (212) 850-5698

FOR IMMEDIATE RELEASE

                    IKOS REACHES AGREEMENT TO PURCHASE
              ZYCAD'S LIGHTSPEED LOGIC SIMULATION TECHNOLOGY
               COMPANIES AGREE TO FOCUS ON DIFFERENT MARKETS

CUPERTINO, Calif. April 15, 1997 - IKOS Systems, Inc. (NASDAQ:IKOS), a design verification company, and Zycad Corporation (NASDAQ:ZCAD), an engineering productivity company, today announced an agreement for IKOS to purchase Zycad's Lightspeed technology for $5 million in cash. As a result of the transaction, IKOS expects to record a charge of approximately $5 million during its third fiscal quarter ending June 30, 1997.

     Under the terms of the agreement, IKOS paid $2.5 million to Zycad upon execution of the agreement. An additional $2.5 million will be paid out upon completion of customer transition milestones. The agreement calls for IKOS to buy all of the software and hardware simulation technology related to the Lightspeed product, and for Zycad to promote IKOS' logic verification products to its customers. Both companies will work closely to develop a product transition program for Zycad's current logic simulation customers and IKOS' Voyager Fault Simulation customers. Zycad will retain its fault simulation products in addition to its Gatefield division.

     Ramon Nunez, president and chief executive officer for IKOS Systems, stated, "Through this agreement IKOS enhances its market position by becoming the sole provider of mixed-level acceleration to electronic systems designers. The consolidation of the logic verification customer base provides IKOS with the opportunity to expand its revenue potential. The arrangement also allows Zycad to leverage its strength and success in the fault acceleration market."

     Phillips W. Smith, president and chief executive officer for Zycad Corporation, said, "The agreement we have entered into with IKOS gives us the ability to focus our resources on markets where we have a strong leadership position. We're pleased to have a solution for our Lightspeed customers that will ensure their continued success and allow us to devote our full attention to developing differentiated product solutions in the fault simulation and re-programmable ASIC markets."


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     Both companies will work to ensure a smooth transition for customers through a program designed to move Zycad's logic customers to IKOS' NSIM products. This transition will give Lightspeed customers earlier access to a more robust mixed-level acceleration environment and protect their investment in high-performance logic simulation. During the transition, Zycad will continue to provide technical support for existing Lightspeed customers. Similarly, IKOS Voyager FS customers will gain access to ZYCAD's industry leading fault solutions. Under the terms of the agreement, IKOS will continue to support its fault simulation customers while ZYCAD develops an acceptable transition program.

     Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, successful integration of ZYCAD's customers into IKOS' customer base, continued acceptance and development of the Company's existing and new products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third-party suppliers, intellectual property rights and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission.

ABOUT THE COMPANIES
IKOS Systems, Inc. is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for hardware/software co-verification, and consulting services. The Company's mission is to help customers realize their high complexity electronic systems through innovative design verification solutions. IKOS supports direct sales operation in North America, UK, France, Germany, and Japan, and a distribution network throughout Europe and Asia. Corporate headquarters is in California: IKOS Systems, Inc. 19050 Pruneridge Ave., Cupertino, Calif., 95014, (408) 255-4567. http://www.ikos.com

Zycad Corporation
Founded in June 1981, Zycad was the first company to successfully develop and market simulation acceleration technology. Since then, the Company has been developing breakthrough technologies that address the issues associated with the design verification of complex integrated circuits (ICs), cores and Intellectual Property (IP), application specific integrated circuits (ASICs) and electronic systems. Most recently, the company has expanded operation to develop and manufacturer ProASIC products, a revolutionary patented, reprogrammable ASIC technology. In addition to its mass appeal as high density programmable ASICs, Zycad is developing the technology for use in its high performance rapid prototyping verification systems.